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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATURAL GAS SERVICES GROUP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
63886Q109
(CUSIP Number)
June 30, 2007
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 63886Q109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,325,000
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,325,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 12,067,166 shares outstanding as of March 12, 2007.

Page 2 of 5 Pages

CUSIP No. 63886Q109

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Small Cap Value Fund, Inc.; Tax I.D. No.: 36-3872373
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,325,000
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 1,325,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 12,067,166 shares outstanding as of March 12, 2007.

Page 3 of 5 Pages

CUSIP No. 63886Q109

        This Amendment No. 1 to the undersigned’s Schedule 13G, which was originally filed on February 13, 2007 (the “Schedule 13G”) with regard to Natural Gas Services Group, Inc. (the “Issuer”), is being filed to amend Item 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership

Keeley Asset Management Corp.
(a)	Amount Beneficially Owned: 1,325,000*
(b)	Percent of Class: 11.0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 1,325,000
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: 1,325,000

Keeley Small Cap Value Fund, Inc.
(a)	Amount Beneficially Owned: 1,325,000*
(b)	Percent of Class: 11.0%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 1,325,000
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: 1,325,000

*	Keeley Asset Management Corp. and Keeley Small Cap Value Fund, Inc. share beneficial ownership over the same 1,325,000 shares.

Page 4 of 5 Pages

CUSIP No. 63886Q109

Exhibits.

        1.     Agreement to file Schedule 13G jointly (previously filed as Exhibit 1 to the Schedule 13G filed February 13, 2007).

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2007

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KEELEY SMALL CAP VALUE FUND, INC.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 5 of 5 Pages